CATALYST PAPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and six-month periods ended June 30, 2008 and June 30, 2007, and the three-month period ended March 31, 2008.

Effective January 1, 2008 the Company renamed its specialty paper segment to “Specialty Printing Papers” to better reflect the nature of the Company’s specialty printing paper products. The segment financial information has not been impacted.

Throughout this discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, impairment, and before other non-operating income and expenses, EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items, and free cash flow.  Management believes these measures are useful to evaluate the performance of the Company and its business segments.  As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating these measures, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.  The definition, calculation, and reconciliation of these non-GAAP measures are provided in Section 7: “Non-GAAP Measures”.

In accordance with industry practice, in this MD&A, the term “tonne” or the symbol “MT” refers to a metric tonne, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the symbol “Bdt” refers to bone dry tonnes.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”.  The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at July 29, 2008, which is the date of filing in conjunction with the Company’s press release announcing its results for the second quarter of 2008.  Disclosure contained in this document is current to that date, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements.  Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future, including future cost savings, performance improvements, capital expenditures, demand for the Company’s products, product prices, production volumes, future cash flows, severance obligations, successful labour negotiations, strength of markets, achievement of synergies, availability of fibre and curtailment of operations.  These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including the general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, the Company’s ability to successfully obtain performance improvements and cost savings from its cost reduction initiatives and synergies from its Snowflake acquisition, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, developments arising from labour negotiations, the implementation of environmental legislation requiring capital for operational changes, the Company’s ability to obtain financing and other factors beyond the Company’s control.  Additional information concerning these and other factors can be found in Section 11 of this MD&A under the heading "Risks and Uncertainties".  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

1.0	OVERVIEW AND HIGHLIGHTS

1.1	Second quarter overview

General overview
Positive pricing momentum in mechanical printing paper products continued in the second quarter of 2008 (“Q2”) despite challenging demand conditions caused by the U.S. economic slowdown and a related decline in advertising.  Industry capacity curtailments, driven by rising input costs, fibre shortages, and reduced demand, continue to keep market supply tight in Q2.

Although, the Company realized a significant benefit from higher product prices in Q2, much of this was offset by the negative impact of the strong Canadian dollar and higher input costs.  Fibre shortages continued and caused the Company to continue to take production curtailment in the quarter.

Financial performance
The Company recorded a net loss of $124.3 million and a net loss before specific items of $22.7 million in Q2, compared to net loss of $37.4 million and a net loss before specific items of $21.8 million in quarter one, 2008 (“Q1”).  Net loss for Q2 included an after-tax impairment charge of $101.0 million related to the Company’s sawdust pulp and white top linerboard assets at Elk Falls.  EBITDA for the quarter was $29.5 million, compared to $12.1 million in Q1, 2008.  The Company’s Q2, 2008 EBITDA included restructuring costs of $1.2 million, compared to restructuring costs of $14.6 million in Q1, 2008.  EBITDA before specific items was $30.7 million, compared to $26.7 million in Q1, 2008.

Snowflake mill acquisition
On April 10, 2008, the Company completed the acquisition of the Snowflake   recycled newsprint mill in Arizona (“Snowflake”) for cash consideration of US$168.8 million, including working capital adjustments and transaction costs.  The acquisition was financed through a combination of a $125 million rights offering, and a draw on the Company’s revolving credit facility.

The Snowflake mill contributed 63,100 tonnes to Q2 newsprint production but had a negligible impact on the Company’s EBITDA and net earnings for the quarter.  The mill took 10 days of production downtime in June on both newsprint machines while the Company installed a new drum pulper previously purchased by the mill’s former owner.  In addition, the mill took 18 days down on the coal boiler to perform maintenance and modification work to allow the boiler to use lower cost coal.  As a result, the mill ran for 8 days on higher cost fossil fuels, increasing energy costs significantly.

Restructuring and impairment
In April 2008, the Company announced the indefinite curtailment of Elk Falls paper machine No.1 (“E1”) due to fibre shortages and higher costs.  The indefinite curtailment of E1, which was initially temporarily curtailed in September 2007 due to a lack of fibre, will result in a reduction of approximately 145 employees at Elk Falls, the majority through layoffs.  At the same time, the Company also announced manning reductions of 82 positions at Crofton as the mill takes steps to improve its overall cost structure.  Costs associated with this restructuring of approximately $4 million are expected to be offset by labour savings.  The Company expensed $1.2 million in restructuring costs related to this initiative in Q2.

The indefinite curtailment of E1 throughout Q2 reduced newsprint production at Elk Falls by approximately 38,500 tonnes.  The Company also curtailed production at its Elk Falls pulp mill and white top linerboard machine due to fibre shortages in the quarter, reducing Q2 production by approximately 17,200 tonnes.

Subsequent to the quarter end, the Company announced the permanent closure of the Elk Falls pulp mill and white top linerboard machine, primarily as a result of the severe impact of a permanent loss of traditional sawdust supply.  The Company recorded a pre-tax impairment charge of $136.5 million in connection with these assets in Q2.

Restart of the A4 paper machine
Port Alberni paper machine No. 4 (“A4”), which had been curtailed since September 2007, re-started in early May 2008.  A4 contributed approximately 16,200 tonnes of paper production in Q2.  On an annualized run rate basis, the re-start of A4 is expected to result in 134,000 tonnes of newsprint production.

Product demand and pricing
Market demand for the Company’s specialty printing paper grades was mixed in Q2.  Overall demand was lower due to the slowing U.S. economy and a related decline in print advertising.  However, contrary to the general trend, uncoated mechanical markets strengthened due to increased demand for standard grades.

Transaction prices for the Company’s coated mechanical paper improved quarter-over-quarter despite lower demand as a result of tight supply.  The US$60 per ton price increase announced effective April 1, 2008 was largely implemented in the quarter.

Transaction prices for uncoated grades moved up during the quarter and the average soft-calendered A grade (“SC-A”) benchmark price was 4.3% higher quarter-over-quarter.  The US$60 per ton price increase announced for effect April 1, 2008 was partially implemented during the quarter.

Directory paper pricing was unchanged in Q2 , reflecting annual contract prices. However, the Company announced a US$60 per ton directory price increase on spot volume in the quarter, effective July 1, 2008.

North American newsprint demand declined 11.0% in Q2 compared to the previous year.  However, recent North American mill closures led to higher operating rates, and prices improved during the quarter as three further consecutive US$20 per tonne monthly price increases were implemented during Q2, 2008.

Demand for Northern Bleached Softwood Kraft (“NBSK”) pulp remained steady as the Northern Europe benchmark price rose to US$900 per tonne.  For linerboard markets, supply and demand remained balanced and the average white top linerboard benchmark price was in line with the previous quarter at US$720 per ton.

Liquidity
The Company’s available liquidity was $201 million at the end of Q2, compared to $221 million at the end of Q1, 2008, reflecting an increase in drawing of the Company’s revolving operating facility as a result of partial financing of the Snowflake acquisition, offset by positive cash flow from operations.

1.2	Selected financial information

(In millions of dollars, except where otherwise stated)
	2008			2007
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$852.4	$452.9	$399.5	$1,714.6	$381.0	$413.7	$441.8	$478.1
Operating earnings (loss)	(182.9)	(153.3)	(29.6)	(149.4)	(27.7)	(44.3)	(46.7)	(30.7)
EBITDA [1]	41.6	29.5	12.1	27.0	15.1	(0.3)	(1.9)	14.1
– before specific items [1]	57.4	30.7	26.7	116.7	28.8	37.4	17.4	33.1
Net earnings (loss)	(161.7)	(124.3)	(37.4)	(31.6)	12.4	(18.6)	0.2	(25.6)
– before specific items [1]	(44.5)	(22.7)	(21.8)	(89.3)	(20.9)	(16.9)	(31.8)	(19.7)
EBITDA margin [1,2]	4.9%	6.5%	3.0%	1.6%	4.0%	(0.1%)	(0.4%)	2.9%
– before specific items [1,2]	6.7%	6.8%	6.7%	6.5%	6.6%	8.5%	3.9%	6.9%
Net earnings (loss) per share (in dollars) – basic and diluted	$(0.56)	$(0.34)	$(0.17)	$(0.15)	$0.06	$(0.09)	$0.00	$(0.12)
– before specific items (in dollars) – basic and diluted [1]	(0.15)	(0.06)	(0.10)	(0.42)	(0.10)	(0.08)	(0.15)	(0.09)
Sales (000 tonnes)
Specialty printing papers	535.9	267.4	268.5	1,054.8	279.3	261.1	259.2	255.2
Newsprint	252.6	170.8	81.8	496.3	70.7	119.8	157.1	148.7
Total paper	788.5	438.2	350.3	1,551.1	350.0	380.9	416.3	403.9
Pulp	275.4	130.0	145.4	603.2	136.1	151.8	147.4	167.9
Total sales	1,063.9	568.2	495.7	2,154.3	486.1	532.7	563.7	571.8
Production (000 tonnes)
Specialty printing papers	534.1	265.7	268.4	1,055.4	265.8	262.6	270.4	256.6
Newsprint	255.2	172.2	83.0	472.8	60.9	110.9	148.9	152.1
Total paper	789.3	437.9	351.4	1,528.2	326.7	373.5	419.3	408.7
Pulp	282.9	142.9	140.0	601.8	144.7	143.2	157.1	156.8
Total production	1,072.2	580.8	491.4	2,130.0	471.4	516.7	576.4	565.5
US$/CDN$ foreign exchange
Average spot rate [3]	0.993	0.990	0.996	0.930	1.019	0.957	0.911	0.854
Period-end spot rate [4]	0.982	0.982	0.973	1.012	1.012	1.004	0.940	0.867
Effective rate [5]	0.979	0.989	0.967	0.917	0.970	0.935	0.916	0.860
Common shares (millions)
At period-end	381.8	381.8	214.7	214.7	214.7	214.7	214.7	214.6
Weighted average	290.0	365.2	214.7	214.7	214.7	214.7	214.7	214.6

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures.  Refer to Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 7, “Non-GAAP Measures” for further details.

3	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
4	Period-end spot rate is the Bank of Canada noon spot rate.
5
Effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of US$-denominated working capital at period opening and closing rates.  See Section 6, “Summary of Quarterly Results” for further details.

1.3	Overview of the business

Catalyst is a leading producer of specialty printing papers and newsprint in North America.  The Company also produces market kraft pulp and white top linerboard (previously referred to as containerboard) and owns Western Canada’s largest paper recycling facility.  With five mills, including its Coquitlam paper recycling facility,   located within a 160-kilometre radius on the south coast of British Columbia (“B.C.”), Canada and one mill located in Snowflake, Arizona, U.S. as of April 10, 2008, Catalyst has a combined annual capacity of 2,778,000 tonnes of product.  The Company is headquartered in Richmond, B.C.

The Company is the largest producer of specialty printing papers and newsprint in Western North America.  Catalyst’s specialty printing papers include lightweight coated, uncoated mechanical papers (soft-calendered and machine-finished hi-brites and super-brites) and directory paper.  The Company is one of the largest producers of directory paper in the world and the only producer of lightweight coated paper in Western North America.

The Company’s business is comprised of three business segments:  specialty printing papers, newsprint, and pulp.

The chart below illustrates the annual 2008 production capacity of the Company’s principal paper and pulp products by mill:

CAPACITY BY MILL LOCATION AND PRODUCT LINE
		Specialty printing papers					Newsprint		Pulp
Mill location	Number of paper machines	Uncoated mechanical		Lightweight coated	Directory		Newsprint		Market pulp	White top linerboard

Crofton, B.C.	3	-		-	246,000		150,000		343,000	–
Elk Falls, B.C. [2]	3	153,000		-	-		373,000		200,000	131,000
Port Alberni, B.C.	2	-		231,000	106,000		-		-	-
Powell River, B.C.	3	387,000		-	-		83,000		-	-
Snowflake, Arizona	2	-		-	-		375,000		-	-
Total capacity (tonnes)		540,000	[1]	231,000	352,000	[1]	981,000	[1]	543,000	131,000

1	Capacities expressed in the above table can vary as the Company is able to switch production between products - particularly newsprint, directory and machine-finished uncoated grades.
2
The Company has indefinitely curtailed E1 displacing the equivalent of 154,000 tonnes of the Company’s annual newsprint production.  The Company has announced the permanent closure of its Elk Falls pulp and white top linerboard operation effective November 30, 2008.  The closure will remove 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual linerboard capacity.  The capacity and number of machines noted in the table above have not been adjusted to reflect the indefinite curtailment and announced permanent closure.

1.4	Strategy update

Overview
The Company’s long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of mechanical printing paper.  The Company is focused on reducing manufacturing costs and on optimizing its brands and customer base to take advantage of market conditions.

Snowflake mill acquisition
The acquisition of the Snowflake mill was completed on April 10, 2008, providing the Company with 375,000 tonnes of recycled newsprint capacity.  This low-cost mill will provide geographic, fibre and currency diversification, and expansion into one of North America’s fastest growing population regions.  The Company expects to generate annual synergies of approximately US$10 million through increased scale, which is expected to provide overall cost reductions in purchasing, sales, marketing and other services, and the optimization of product distribution networks.

1.5	Consolidated results of operations

Three months ended June 30, 2008 compared to the three months ended March 31, 2008

Sales
Sales in Q2, 2008, increased $53.4 million, or 13.4%, compared to Q1.  Higher average transaction prices across the majority of the Company’s paper and pulp products and higher sales volumes primarily due to the Snowflake acquisition and re-start of A4 at Port Alberni, more than offset the negative impact of the stronger Canadian dollar.

EBITDA and EBITDA before specific items

($ millions)	EBITDA [1]	EBITDA before Specific Items [1]

Q1, 2008	$12.1	$26.7
Paper prices	11.7	11.7
Pulp prices	2.5	2.5
Impact of Canadian dollar on sales, net of hedging [2]	(7.7)	(7.7)
Production volume and mix (including Snowflake)	14.9	14.9
Fibre mix and costs	0.9	0.9
Labour costs	3.4	3.4
Maintenance	(4.6)	(4.6)
Other fixed costs (including Snowflake)	(14.4)	(14.4)
Restructuring costs	13.4	-
Other, net	(2.7)	(2.7)
Q2, 2008	$29.5	$30.7

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 7, “Non-GAAP Measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is negative $6 million.

Operating earnings (loss)
The Company’s operating loss increased $123.7 million in Q2, compared to Q1, 2008.  The increase in operating loss was primarily related to the $136.5 million impairment charge on the Company’s Elk Falls pulp and white top linerboard assets.  This was offset by higher EBITDA of $17.4 million.

Net earnings (loss)
Net loss in Q2, 2008 of $124.3 million ($0.34 per common share) increased by $86.9 million compared to a net loss of $37.4 million ($0.17 per common share) in Q1, 2008.  The increase in net loss was largely due to the after-tax impairment charge of $101.0 million related to the Company’s Elk Falls pulp and white top linerboard assets, offset by $13.1 million in lower after-tax foreign exchange loss on translation of long-term debt.  Net loss before specific items of $22.7 million ($0.06 per common share) was in line with net loss before specific items of $21.8 million ($0.10 per common share) in Q1, 2008.  Refer to Section 7, “Non-GAAP Measures” for details on net earnings (loss) before specific items.

Three months ended June 30, 2008 compared to the three months ended June 30, 2007

Sales
Sales in Q2, 2008 increased $11.1 million, or 2.5%, compared to Q2, 2007.  Higher sales volumes for the Company’s paper products and higher average transaction prices for the Company’s specialty printing paper grades and pulp products more than offset the negative impact of the stronger Canadian dollar and lower pulp sales volume.

EBITDA and EBITDA before specific items

($ millions)	EBITDA [1]	EBITDA before Specific Items [1]

Q1, 2008	$(1.9)	$17.4
Paper prices	26.6	26.6
Pulp prices	10.4	10.4
Impact of Canadian dollar on sales, net of hedging [2]	(28.8)	(28.8)
Production volume and mix (including Snowflake)	(2.2)	(2.2)
Fibre mix and costs	0.8	0.8
Fuel mix and costs	(5.8)	(5.8)
Labour costs	13.2	13.2
Maintenance	5.1	5.1
Other fixed costs (including Snowflake)	(10.2)	(10.2)
Restructuring costs	18.1	-
Other, net	4.2	4.2
Q2, 2008	$29.5	$30.7

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 7, “Non-GAAP Measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period to period is negative $22 million.

Operating earnings (loss)
The Company’s operating loss increased by $106.6 million in Q2, 2008, compared to Q2, 2007.  The negative impact of the $136.5 million impairment charge on Elk Falls pulp and white top linerboard assets was offset by higher EBITDA of $31.4 million.

Net earnings (loss)
Net loss in Q2, 2008 of $124.3 million ($0.34 per common share) represented a change of $124.5 million compared to net earnings of $0.2 million ($nil per common share) in Q2, 2007. The change was largely due to the $101.0 million after-tax impairment charge on the Elk Falls pulp and white top linerboard assets and an after-tax loss of $1.0 million on the translation of long-term debt in Q2, 2008 compared to an after-tax gain of $44.1 million in Q2, 2007.  Net loss before specific items of $22.7 million ($0.06 per common share) improved by $9.1 million from a net loss before specific items of $31.8 million ($0.15 per common share) in Q2, 2007.  Refer to Section 7, “Non-GAAP Measures” for details on net earnings (loss) before specific items.

Six months ended June 30, 2008 compared to the six months ended June 30, 2007

Sales
Sales in Q2 YTD, 2008 decreased $67.5 million, or 7.3%, compared to Q2 YTD, 2007.  Lower sales volumes for the Company’s paper and pulp products, primarily as a result of fibre related curtailment, and impact of the stronger Canadian dollar more than offset improved average transaction prices for the Company’s specialty printing paper grades and pulp products.

EBITDA and EBITDA before specific items

($ millions)	EBITDA [1]	EBITDA before Specific Items [1]

Q2 YTD, 2007	$12.2	$50.5
Paper prices	35.6	35.6
Pulp prices	21.8	21.8
Impact of Canadian dollar on sales, net of hedging [2]	(74.3)	(74.3)
Production volume and mix (including Snowflake)	(17.6)	(17.6)
Fibre mix and costs	(2.5)	(2.5)
Fuel mix and costs	(7.0)	(7.0)
Labour costs	27.7	27.7
Maintenance	17.6	17.6
Other fixed costs (including Snowflake)	(5.1)	(5.1)
Selling, general and administrative costs	3.2	3.2
Restructuring costs	22.5	-
Other, net	7.5	7.5
Q2 YTD, 2008	$41.6	$57.4

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 7, “Non-GAAP Measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period to period is negative $57 million.

Operating earnings (loss)
The Company’s operating loss increased by $105.5 million in Q2 YTD, 2008, compared to Q2 YTD, 2007.  The negative impact of the $136.5 million impairment charge on Elk Falls pulp and white top linerboard assets was offset by higher EBITDA of $29.4 million.

Net earnings (loss)
Net loss in Q2 YTD, 2008 of $161.7 million ($0.56 per common share) increased by $136.3 million compared to a net loss of $25.4 million ($0.12 per common share) in Q2 YTD, 2007. The increase in net loss was largely due to the after-tax impairment charge of $101.0 million on Elk Falls pulp and white top linerboard assets and an after-tax loss of $15.1 million on translation of long-term debt in Q2 YTD, 2008 compared to an after-tax gain of $50.7 million in Q2 YTD, 2007.  This was offset by higher tax recoveries of $7.2 million in Q2 YTD, 2008 compared to the same period in 2007.  Net loss before specific items of $44.5 million ($0.15 per common share) improved by $7.0 million compared to a net loss before specific items of $51.5 million ($0.24 per common share) in Q2 YTD, 2007.  Refer to Section 7, “Non-GAAP Measures” for details on net earnings (loss) before specific items.

2.0	SEGMENTED RESULTS

2.1	Specialty printing papers

(In millions of dollars, except where otherwise stated)
	2008			2007
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$470.3	$235.3	$235.0	$919.6	$234.3	$222.1	$225.1	$238.1
EBITDA [1]	40.1	25.6	14.5	26.2	12.5	-	4.1	9.6
– before specific items [1]	51.6	26.1	25.5	73.4	16.1	17.6	17.0	22.7
Operating earnings (loss)	(10.2)	(0.2)	(10.0)	(75.1)	(13.5)	(26.3)	(21.1)	(14.2)
EBITDA margin [1,2]	8.5%	10.9%	6.2%	2.8%	5.3%	0.0%	1.8%	4.0%
– before specific items [1,2]	11.0%	11.1%	10.9%	8.0%	6.9%	8.0%	7.6%	9.5%

Sales (000 tonnes)	535.9	267.4	268.5	1,054.8	279.3	261.1	259.2	255.2
Production (000 tonnes)	534.1	265.7	268.4	1,055.4	265.8	262.6	270.4	256.6
Curtailment (000 tonnes) [3]	0.9	-	0.9	7.2	4.0	3.2	-	-

Average sales revenue per tonne	$878	$880	$875	$872	$839	$850	$868	$933
Average delivered cash costs per tonne [4]	803	785	821	847	794	849	852	896
– before specific items [1]	782	783	780	802	783	781	802	845

Benchmark prices
SC-A paper, 35 lb. (US$/ton) [5]	833	850	815	753	770	745	745	752
LWC paper, No. 5, 40 lb. (US$/ton) [5]	938	965	910	786	848	782	748	767
Telephone directory paper, 22.1 lb. (US$/ton) [5]	745	745	745	740	740	740	740	740

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  Refer to Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 7, “Non-GAAP Measures” for further details.

3	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to lack of fibre availability in 2008.
4
Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, selling, general and administration (“SG&A”) costs, and restructuring and change-of-control costs.

5	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

2.1.1	Segment overview

Specialty printing paper markets were mixed in Q2, 2008 with the main trends being a slowing U.S. economy, lower advertising, and grade substitution.  Coated mechanical No. 5 shipments decreased 16.2% in Q2 year-over-year.  The supply and demand balance for coated mechanical was tight at the beginning of the quarter but had weakened by the end of the quarter.  In an ongoing effort to match orders with capacity, because of the weaker coated market, the Company reduced its production of coated mechanical paper from Port Alberni paper machine No. 5 (“A5”) by 4 days or approximately 2,500 tonnes in June and replaced it with uncoated mechanical production.  The Company switched another 8 days or 5,000 tonnes of production from coated to uncoated in July. The US$60 per ton price increase for coated mechanical announced for April 1, 2008 was largely implemented during the quarter.  The Q2, 2008 average LWC benchmark price was US$965 per ton, an increase of US$55 per ton, or 6% from Q1, 2008.  Compared to Q2, 2007, the average benchmark price was up US$217 per ton, or 29%.

Overall, uncoated mechanical (high-gloss and standard) demand was up compared to the same quarter last year, in large part due to grade substitution from higher priced grades, including coated mechanical.  Although demand for high-gloss grades decreased 1.5% year-over-year in Q2 compared to the same quarter last year, this was more than offset by standard uncoated mechanical grade demand which increased 6.6% in Q2 year-over-year as some customers shifted from SC-A to standard grades.  The April 1, 2008, US$60 per ton price increase for soft calendered (“SC”) grades was largely implemented during Q2, 2008, except for volume subject to contract pricing, and the April 1, 2008 US$60 per ton price increase for standard high-bright and super-bright grades was partially implemented in the quarter.  The average benchmark price for SC-A in Q2, 2008 was US$850 per ton, an increase of US$35 per ton, or 4.3%, from Q1, 2008 and a US$105 per ton, or 14% increase from the same quarter last year.

North American directory demand was down 3.1% in Q2 compared to the same quarter last year.  Demand was down due to page count reductions and directory book distribution cut backs as well as books being moved to the second half of the year.  The average benchmark price for Q2, 2008 was US$745 per ton, which was broadly in line with 2007 benchmark prices.

2.1.2	Operational performance

Three months ended June 30, 2008 compared to three months ended June 30, 2007

The specialty printing papers segment operating loss improved $20.9 million compared to Q2, 2007.  EBITDA and EBITDA before specific items improved $21.5 million and $9.1 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on EBITDA before specific items.

Sales volume increased 8,200 tonnes from Q2, 2007. The increase was seen primarily in uncoated mechanical paper as machine capacity was switched to high-brights from newsprint.  Average sales revenue increased by $12 per tonne reflecting improved transaction prices across coated and uncoated paper grades that more than offset the negative impact of the stronger Canadian dollar.

Average delivered cash costs improved $67 per tonne from the comparative period in 2007.  This decrease was primarily due to lower restructuring costs and lower labour costs due to workforce reductions during 2007 and the first half of 2008.  Before the impact of specific items, average delivered cash costs were $783 per tonne, a decrease of $19 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

Six months ended June 30, 2008 compared to six months ended June 30, 2007

The specialty printing papers segment operating loss improved $25.1 million compared to Q2 YTD, 2007.  EBITDA and EBITDA before specific items improved $26.4 million and $11.9 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on EBITDA before specific items.

Sales volume increased 21,500 tonnes from Q2 YTD, 2007. The increase was primarily a result of switching machine capacity from newsprint to uncoated mechanical paper. Average sales revenue decreased by $22 per tonne as the stronger Canadian dollar more than offset increased transaction prices across coated and uncoated paper grades.

Average delivered cash costs improved $71 per tonne from the comparative period in 2007.  This decrease was primarily due to lower restructuring costs, lower labour costs due to workforce reductions during 2007 and the first half of 2008, and lower maintenance costs.  Before the impact of specific items, average delivered cash costs were $782 per tonne, a decrease of $41 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

2.2	Newsprint

(In millions of dollars, except where otherwise stated)
	2008			2007
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$172.0	$118.3	$53.7	$338.0	$44.2	$77.8	$106.7	$109.3
EBITDA [1]	(1.8)	3.0	(4.8)	(23.7)	(8.3)	(8.1)	(4.2)	(3.1)
– before specific items [1]	2.3	3.5	(1.2)	(4.4)	(4.4)	(0.4)	(0.2)	0.6
Operating earnings (loss)	(18.9)	(6.9)	(12.0)	(56.9)	(14.5)	(15.6)	(13.5)	(13.3)
EBITDA margin [1,2]	(1.0%)	2.5%	(8.9%)	(7.0%)	(18.8%)	(10.4%)	(3.9%)	(2.8%)
– before specific items [1,2]	1.3%	3.0%	(2.2%)	(1.2%)	(5.5%)	(0.8%)	0.0%	0.0%

Sales (000 tonnes)	252.6	170.8	81.8	496.3	70.7	119.8	157.1	148.7
Production (000 tonnes)	255.2	172.2	83.0	472.8	60.9	110.9	148.9	152.1
Curtailment (000 tonnes) [3]	79.9	38.3	41.6	98.9	65.8	33.1	-	-

Average sales revenue per tonne	$681	$692	$657	$681	$625	$650	$679	$735
Average delivered cash costs per tonne [4]	688	675	716	729	742	720	706	756
– before specific items [1]	672	672	671	674	636	646	681	731
Benchmark prices
Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [5]	642	670	613	579	565	561	584	606

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  Refer to Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 7, “Non-GAAP Measures” for further details.

3	Curtailment consists of downtime related to the USW strike in 2007, downtime related to lack of fibre availability in 2008 (including the indefinite curtailment of E1).
4	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.
5	Benchmark selling prices are sourced from RISI.

2.2.1	Segment overview

North American newsprint demand continued to trend downward, decreasing 11.0% in Q2 compared to the same quarter last year.  However, the upward trend on prices that began in late 2007 continued into Q2, 2008.  The average newsprint benchmark price in Q2, 2008 was US$670 per tonne, an increase of US$57 per tonne, or 9.3%, from Q1, 2008. Compared to Q2, 2007, the average benchmark price was higher by US$86 per tonne, or 14.7%.

The Company’s E1 newsprint machine is indefinitely curtailed, reducing newsprint production by approximately 154,000 tonnes on an annual basis.   The Company’s A4 paper machine restarted on May 1, 2008, increasing newsprint production by approximately 134,000 tonnes on an annual basis.

The newsprint segment includes the earnings of the Company’s Snowflake mill effective April 10, 2008.  Although Snowflake contributed newsprint production of 63,100 tonnes in Q2, its contribution to EBITDA was negligible.  The mill took 10 days of production downtime in June on both newsprint machines while the Company installed a new drum pulper previously purchased by the mill's former owner.  In addition, the mill took 18 days down on the coal boiler to perform maintenance and modification work to allow the boiler to use lower cost coal.  As a result, the mill ran for 8 days on higher cost fossil fuels, increasing energy costs significantly.

2.2.2	Operational performance

Three months ended June 30, 2008 compared to three months ended June 30, 2007

The newsprint segment operating loss improved $6.6 million in Q2, 2008 compared to Q2, 2007.  EBITDA and EBITDA before specific items improved $7.2 million and $3.7 million, respectively, compared to the same period in 2007.  Excluding Snowflake in the quarter, EBITDA margin before specific items for newsprint would have been 5.2%, a significant improvement over Q1, 2008 and Q2, 2007.  Refer to Section 7, “Non-GAAP Measures” for details on EBITDA before specific items.

Sales volume increased 13,700 tonnes, or 8.7%, from Q2, 2007, primarily due to the additional sales related to the acquisition of Snowflake, offset by the indefinite curtailment of E1 throughout Q2, the curtailment of the A4 paper machine for the month of April 2008, and the switch of some capacity to uncoated mechanical grades from newsprint versus Q2, 2007.  Average sales revenue increased $13 per tonne compared to the same quarter last year, largely due to higher sales prices which more than offset the negative impact of the stronger Canadian dollar.

Average delivered cash costs improved $31 per tonne from the same quarter in the previous year.  Lower distribution costs at the Company’s Snowflake mill and lower restructuring costs more than outweighed higher fuel costs and higher fixed costs per tonne due to production downtime in Q2, 2008.  Before the impact of specific items, average delivered cash costs were $672 per tonne, a decrease of $9 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

Six months ended June 30, 2008 compared to six months ended June 30, 2007

The newsprint segment operating loss improved $7.9 million in Q2 YTD, 2008 compared to Q2 YTD, 2007.  EBITDA and EBITDA before specific items improved $5.5 million and $1.9 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on EBITDA before specific items.

Sales volume decreased 53,200 tonnes, or 17.4%, from the previous year, primarily due to the curtailment of the A4 paper machine, the indefinite curtailment of the E1 paper machine, and the shift of capacity to uncoated mechanical grades from newsprint.  This was partly offset by additional sales related to the acquisition of the Snowflake mill.  Average sales revenue decreased $25 per tonne compared to the same quarter last year, due to the negative impact of the stronger Canadian dollar.

Average delivered cash costs improved $42 per tonne compared to the same period in the previous year.  Lower distribution costs at the Company’s Snowflake mill, lower restructuring costs, and lower maintenance costs more than outweighed higher fuel costs and higher fixed costs per tonne due to production downtime in Q2 YTD, 2008.  Before the impact of specific items, average delivered cash costs were $672 per tonne, a decrease of $33 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

2.3                 Pulp

(In millions of dollars, except where otherwise stated)
	2008			2007
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$210.1	$99.3	$110.8	$457.0	$102.5	$113.8	$110.0	$130.7
EBITDA [1]	3.3	0.9	2.4	24.5	10.9	7.8	(1.8)	7.6
– before specific items [1]	3.5	1.1	2.4	47.7	17.1	20.2	0.6	9.8
Operating earnings (loss)	(153.8)	(146.2)	(7.6)	(17.4)	0.3	(2.4)	(12.1)	(3.2)
EBITDA margin [1,2]	1.6%	0.9%	2.2%	5.4%	10.6%	6.9%	(1.6%)	5.8%
– before specific items [1,2]	1.7%	1.1%	2.2%	9.8%	14.2%	16.2%	0.5%	7.5%

Sales (000 tonnes)	275.4	130.0	145.4	603.2	136.1	151.8	147.4	167.9
Production (000 tonnes)	282.9	142.9	140.0	601.8	144.7	143.2	157.1	156.8
Curtailment (000 tonnes) [3]	39.4	17.2	22.2	54.7	26.8	27.9	-	-
Average sales revenue per tonne	$763	$764	$762	$757	$753	$750	$746	$778
Average delivered cash costs per tonne [4]	751	758	746	717	672	699	759	732
– before specific items [1]	750	756	746	679	637	622	743	719
NBSK pulp, Northern Europe delivery (US$/tonne) [5]	890	900	880	800	850	810	783	757
White top linerboard, 42 lb., Eastern U.S. delivery (US$/ton) [5]	720	720	720	697	720	707	680	680

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  Refer to Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 7, “Non-GAAP Measures” for further details.

3	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to lack of fibre availability in 2008.
4	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.
5	Benchmark selling prices are sourced from RISI.

2.3.1	Segment overview

Global pulp shipments increased 3.6% in Q2 year-over-year.  The average Northern Europe NBSK benchmark price in Q2, 2008 was up US$20 per tonne, or 2.3%, from Q1, 2008.  Compared to Q2, 2007, the average benchmark price increased US$117 per tonne, or 14.9%.

In Q2, linerboard markets remained balanced with low inventory levels and healthy exports, despite slightly lower box shipments. The average white top linerboard benchmark price in Q2, 2008 was unchanged compared to Q1, 2008 at US$720 per ton.  Compared to Q2, 2007, the average benchmark price increased US$40 per ton, or 5.9%.

As a result of fibre shortages, the Company has taken and expects to take the following fibre related production curtailment at its pulp and white top linerboard operations in 2008:

2008 Production Curtailment (tonnes)	Elk Falls			Crofton	Total Segment
	Pulp	White Top Linerboard	Total	Pulp	Total

Q1 Actual	14.0	8.2	22.2	-	22.2
Q2 Actual	12.8	4.4	17.2	-	17.2
Q3 Forecast	16.0	4.0	20.0	-	20.0
Q4 Forecast	31.0	17.0	48.0	20.0	68.0
Total	73.8	33.6	107.4	20.0	127.4

2.3.2	Operational performance

Three months ended June 30, 2008 compared to three months ended June 30, 2007

The pulp segment operating loss increased $134.1 million compared to Q2, 2007 due to the $136.5 million impairment charge on the Elk Falls pulp and white top linerboard assets.  EBITDA, and EBITDA before specific items improved $ 2.7 million and $0.5 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on EBITDA before specific items.

Sales volume decreased 17,400 tonnes, primarily due to fibre shortage related curtailment at the Elk Falls mill in the second quarter of 2008.  Average sales revenue improved $18 per tonne as higher transaction prices more than offset the negative impact of the stronger Canadian dollar.

Average delivered cash costs were in line with the same quarter last year.  The impact of lower restructuring costs and lower maintenance spending was offset primarily by higher fuel costs and higher fixed costs per tonne due to production downtime in Q2, 2008.  Before the impact of specific items, average delivered cash costs were $756 per tonne, an increase of $13 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

Six months ended June 30, 2008 compared to six months ended June 30, 2007

The pulp segment operating loss increased $138.5 million compared to Q2 YTD, 2007 due to the $136.5 million impairment charge on the Elk Falls pulp and white top linerboard assets.  EBITDA, and EBITDA before specific items decreased $2.5 million and $6.9 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on EBITDA before specific items.

Sales volume decreased 39,900 tonnes, primarily due to fibre shortage related curtailment at the Elk Falls mill in the first half of 2008.  Average sales revenue remained unchanged at $763 per tonne as the stronger Canadian dollar offset higher transaction prices.

Average delivered cash costs increased $6 per tonne from the same period last year.  The impact of lower restructuring costs and lower maintenance spending was more than offset by higher furnish costs, higher fuel costs, higher distribution costs and higher fixed costs per tonne due to production downtime in Q2 YTD, 2008.  Before the impact of specific items, average delivered cash costs were $750 per tonne, an increase of $20 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

3.0	LIQUIDITY AND CAPITAL RESOURCES

Selected financial information

(In millions of dollars, except where otherwise stated)
	2008			2007
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash flows (used) provided by operations before changes in non-cash operating working capital	$13.1	$3.4	$9.7	$(52.8)	$3.1	$(18.1)	$(29.2)	$(8.6)
Changes in non-cash working capital	0.6	25.1	(24.5)	50.1	30.4	(15.8)	25.9	9.6
Cash flows (used) provided by
Operations	13.7	28.5	(14.8)	(2.7)	33.5	(33.9)	(3.3)	1.0
Investing activities	(184.4)	(174.0)	(10.4)	(83.7)	(17.8)	(23.7)	(22.2)	(20.0)
Financing activities	170.7	145.5	25.2	50.9	(15.7)	57.6	9.0	-
Capital spending	16.3	10.8	5.5	85.8	17.5	25.0	23.0	20.3
Amortization	88.0	46.3	41.7	176.4	42.8	44.0	44.8	44.8
Impairment	136.5	136.5	-	-	-	-	-	-
Capital spending as % of amortization	19%	23%	13%	49%	41%	57%	51%	45%
Total debt to total capitalization [1,2]	48%	48%	47%	44%	44%	45%	44%	46%
Net debt to net capitalization [3,4]	48%	48%	47%	44%	44%	45%	44%	46%
Net debt to LTM EBITDA before specific items [3,5,6]	6.9	6.9	7.6	6.7	6.7	5.9	4.9	4.2
EBITDA before specific items to interest [5]	1.6	1.6	1.6	1.7	1.9	2.0	0.9	1.8

1	Total debt comprises long-term debt, including current portion.
2	Total capitalization comprises total debt and shareholders’ equity.
3	Net debt comprises total debt, less cash on hand.
4	Net capitalization comprises net debt and shareholders’ equity.
5	EBITDA before specific items is a non-GAAP measure. Refer to Section 7, “Non-GAAP measures” for further details.
6	LTM = last twelve months

The Company’s principal cash requirements are for capital expenditures, interest payments on its debt, and working capital fluctuations. Cash flows are funded through operations and, where necessary, through the revolving operating facility (the “Facility”). If necessary, liquidity requirements may be funded through the issuance of debt, equity or both.  Access to current and alternative sources of financing at competitive cost is dependent upon capital market conditions and the Company’s credit ratings.  The Company believes that the cash flow from operations and the available credit facility will be sufficient to meet its anticipated capital expenditures and debt service obligations in the near and intermediate term.

3.1	Operating activities

Cash provided by operating activities in Q2, 2008 was $28.5 million, compared to cash used of $3.3 million in the same quarter last year.  The increase of $31.8 million compared to the previous year was primarily related to higher EBITDA in Q2, 2008.

3.2	Investing activities

Cash used by investing activities in Q2, 2008 was $174.0 million, compared to $22.2 million in the same quarter last year.  This was largely driven by $169.5 million paid relating to the purchase price, including working capital adjustments, and transaction costs for the acquisition of Snowflake offset by lower capital spending of $12.2 million.  Capital spending in the quarter comprised of various small capital maintenance projects.

3.3	Financing activities

Cash provided by financing activities in Q2 was $145.5 million, compared to cash provided of $9.0 in the same quarter last year.  The increase from the comparative period was primarily driven by $121.1 million in net proceeds from a rights offering and additional borrowings of $48.4 million on the Facility, used to finance the Snowflake acquisition.

3.3.1	Capital resources

The Company’s capital resources at June 30, 2008 included the amount available under the Facility.  The available credit facility, together with operating cash flows, is expected to enable the Company to meet its minimum payments. A summary of the Company’s future cash outflows for contractual obligations as of December 31, 2007 can be found on page 38 of the Company’s 2007 Annual Report.  These have not changed materially since December 31, 2007.

Availability on the Company’s $350 million Facility at period-end is summarized in the following table:

(In millions of dollars)	2008		2007
	Q2	Q1	Q4	Q3	Q2	Q1

Borrowing base	$319.0	$311.3	$309.0	$326.9	$350.0	$350.0
Letters of credit	24.1	20.6	20.7	20.7	20.7	22.8
Amount drawn, net	93.5	69.4	47.5	67.1	9.4	-
Available to be drawn	$201.4	$221.3	$240.8	$239.1	$319.9	$327.2

As of June 30, 2008, the Company had $201.4 million available on its $350 million Facility. Compared to the same quarter last year the Company’s available liquidity decreased by $118.5 million.  The decrease primarily comprised of a $31.0 million reduction in borrowing base as a result of lower accounts receivable and inventory balances, and $84.1 million increased borrowings of the Facility to finance the Snowflake acquisition and cash requirements for the period, largely driven by the Company’s restructuring program.  For further details, refer to Note 6 on the Company’s interim financial statements.

Debt

Total debt outstanding as at June 30, 2008 was $856.8 million.  The Company’s net debt to net capitalization ratio as at June 30, 2008, was 47.8% or 3.5% higher than June 30, 2007, due primarily to the impact of the $101.0 million after tax impairment charge taken in Q2, 2008 and higher borrowings on the Facility.

The following table illustrates the changes in the Company’s long-term debt for the quarter ended June 30, 2008:

Issue	March 31, 2008	Net increase (decrease)	Foreign exchange	June 30, 2008
(In millions of dollars)

Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$405.2	$0.4	$(3.7)	$401.9
Senior notes, 7.375% due March 2014 (US$250.0 million)	258.8	(1.8)	(2.4)	254.6
Revolving operating facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	69.2	24.3	-	93.5
Capital lease obligation	12.4	0.2	-	12.6
Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	74.6	0.1	-	74.7
Subordinated promissory notes	19.5	-	-	19.5
Total long-term debt	$839.7	$23.2	$(6.1)	$856.8
Less current portion	(0.9)	(0.1)	-	(1.0)
	$838.8	$23.1	$(6.1)	$855.8

Refer to the Company’s Interim Consolidated Financial Statements for the three and six months ended June 30, 2008, Note 10 for details related to covenant compliance.

3.3.2	Financial instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues and long-term debt, which are predominately in U.S. dollars, and price risk associated with energy costs.  In accordance with its foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments.  The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes.  The Company does not enter into financial instruments for speculative purposes.  Refer to the Company’s Interim Financial Statements for the three months ended June 30, 2008, Note 12 for details.

Revenue risk management instruments
In respect of revenues, the Company uses foreign currency options and forward contracts to sell U.S. dollars.  At June 30, 2008, the Company had foreign currency options and forward contracts with a notional principal of US$603 million with major financial institutions.  Changes in the fair values of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of “Accumulated other comprehensive income” (“AOCI”) until the underlying transaction is recorded in earnings.  When the hedged item affects earnings, the gain or loss is reclassified from “AOCI” to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At June 30, 2008, instruments having a notional principal of US$421 million are designated as hedging instruments.  At period-end exchange rates, these instruments are reported at their fair value, which was $9.0 million at June 30, 2008.

At June 30, 2008, commodity swap agreements were outstanding to fix the sales price on NBSK pulp for 18,500 metric tonnes within the next 9 months at a weighted average PIX price of US$858 per tonne.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $0.6 million at June 30, 2008.

Long-term debt risk management instruments
In respect of long-term debt, the Company is party to US$199 million at June 30, 2008, in forward foreign exchange contracts and options to acquire U.S. dollars over a six-year period.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on long-term debt”.  At period-end exchange rates, these instruments are reported at their fair value, which was negative $2.5 million at June 30, 2008.

Energy cost risk management instruments
To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company’s oil and gas requirements.  The contracts are not designated as hedging instruments for accounting purposes and are reported on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Cost of sales”.  At June 30, 2008, the Company had no oil and gas contracts outstanding.

Interest rate swaps
The Company occasionally uses interest rate swap contracts to manage its net exposure to interest rate changes.  At June 30, 2008, the Company had pay-floating, receive-fixed interest rate swap contracts for notional US$70 million, and has designated US$60 million as hedging instruments. These derivatives are recorded on the balance sheet at their fair value.  The effective portion of changes in the fair value of the derivatives is included in “Long-term debt” and the ineffective portion is recognized in “Interest expense, net”.  The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging U.S. six-month LIBOR plus 2.0%.  At period-end swap rates, these instruments are reported at their fair value, which was $3.3 million at June 30, 2008.

4.0	RELATED PARTY TRANSACTIONS

A description of the Company’s related parties can be found on pages 101 and 102 of the Company’s 2007 Annual Report.  The Company had no significant related party transactions to report in Q2, 2008.

5.0	GUARANTEES AND INDEMNITIES

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities.  A description of these indemnities and guarantees and their impact on the Company’s results of operations and financial position for the year ended December 31, 2007, can be found on pages 42 and 43 of the Company’s 2007 Annual Report.  These have not changed materially since December 31, 2007.

6.0           SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending June 30, 2008:

	2008		2007				2006
(In millions of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Sales	$452.9	$399.5	$381.0	$413.7	$441.8	$478.1	$470.6	$486.0
EBITDA [1]	29.5	12.1	15.1	(0.3)	(1.9)	14.1	48.5	62.8
Net earnings (loss)	(124.3)	(37.4)	12.4	(18.6)	0.2	(25.6)	(37.2)	2.5
Net earnings (loss) per share – basic and diluted	$(0.34)	$(0.17)	$0.06	$(0.09)	$0.00	$(0.12)	$(0.17)	$0.01

1	EBITDA is a non-GAAP measure. Refer to Section 7, “Non-GAAP Measures” for further details.

Refer to Section 1.5, “Overview of three months ended June 30, 2008 compared to the three months ended March 31, 2008” for a discussion of Q2, 2008 results compared to Q1, 2008.

The following table reconciles the average spot exchange rate to the Company’s effective rate for the eight consecutive quarters ending June 30, 2008:

US$/CDN$ foreign exchange	2008		2007				2006
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Average spot rate	0.990	0.996	1.019	0.957	0.911	0.854	0.878	0.892
Revaluation of U.S. dollar working capital	0.005	(0.022)	0.008	0.040	0.051	0.006	(0.023)	(0.001)
Impact of hedging	(0.010)	(0.003)	(0.059)	(0.053)	(0.035)	(0.002)	0.018	(0.006)
Other	0.004	(0.004)	0.002	(0.009)	(0.011)	0.002	0.005	0.001
Effective rate	0.989	0.967	0.970	0.935	0.916	0.860	0.878	0.886

7.0	NON-GAAP MEASURES

EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and before other non-operating income and expenses), as defined equates to operating earnings (loss) plus amortization.  As Canadian GAAP does not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other entities.  The Company focuses on EBITDA, as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes, and capital expenditure requirements.  As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.

The Company incurred some specific items in 2008 and 2007 that adversely or positively affected its average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making the comparison of results difficult from period to period. The Company believes it is useful for readers to be aware of these items as it provides an indication of performance and comparative trends, excluding these specific items. Specific items include foreign exchange gain or loss on long-term debt, asset impairments, restructuring and change-of-control costs, financing related fees, income tax adjustments, the impact of significant labour disruptions, and other significant items of an unusual or non-recurring nature.  The Company believes this is useful supplemental information; however, the Company’s measures excluding specific items have no standardized meaning under Canadian GAAP and might not be comparable to similarly-titled measures reported by other entities.  Readers should be cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) before specific items and net earnings (loss) per share before specific items should not be confused with or used as an alternative to measures prescribed by Canadian GAAP.

The Company has reported free cash flow because management believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance.  Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. As Canadian GAAP does not define a method of calculating free cash flow, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other entities and should not be considered an alternative to the consolidated statements of cash flows.  While the closest GAAP measure is cash provided by operating activities less cash used by investing activities, free cash flow generated by operations is cash available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items.

Refer to the tables below for a reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items, the impact of specific items by segment, net earnings (loss) as reported to net earnings (loss) before specific items, and reconciliation of free cash flow with cash provided by operating activities less cash used by investing activities and management’s calculation of free cash flow.

Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items by quarter

(In millions of dollars)
	2008			2007
	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss)	$(161.7)	$(124.3)	$(37.4)	$(31.6)	$12.4	$(18.6)	$0.2	$(25.6)
Amortization	88.0	46.3	41.7	176.4	42.8	44.0	44.8	44.8
Impairment	136.5	136.5	-	-	-	-	-	-
Foreign exchange (gain) loss on long-term debt	17.9	1.2	16.7	(103.9)	(8.9)	(33.9)	(53.2)	(7.9)
Other (income) expense, net	(2.3)	(2.1)	(0.2)	15.3	6.6	7.2	1.8	(0.3)
Interest expense, net	36.2	19.4	16.8	70.7	15.4	18.4	18.4	18.5
Income tax expense (recovery)	(73.3)	(47.3)	(26.0)	(100.0)	(53.2)	(17.4)	(14.2)	(15.2)
Non-controlling interest	0.3	(0.2)	0.5	0.1	0.0	0.0	0.3	(0.2)
EBITDA	41.6	29.5	12.1	27.0	15.1	(0.3)	(1.9)	14.1
Specific items:
Restructuring costs	15.8	1.2	14.6	55.3	1.4	24.1	19.0	10.8
Change-of-control costs	-	-	-	9.4	0.6	0.3	0.3	8.2
Impact of USW strike	-	-	-	25.0	11.7	13.3	-	-
Total specific items	15.8	1.2	14.6	89.7	13.7	37.7	19.3	19.0
EBITDA before specific items	$57.4	$30.7	$26.7	$116.7	$28.8	$37.4	$17.4	$33.1

Impact of specific items by segment in 2007 and 2008 by quarter

(In millions of dollars, except where otherwise stated)
	2008			2007
	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1

Specific items:
Sales	$-	$-	$-	$(80.7)	$(55.0)	$(25.7)	$-	$-
Cost of sales	-	-	-	55.7	43.3	12.4	-	-
Impact of the USW strike [1]	-	-	-	(25.0)	(11.7)	(13.3)	-	-
Restructuring costs	(15.8)	(1.2)	(14.6)	(55.3)	(1.4)	(24.1)	(19.0)	(10.8)
Change-of-control costs	-	-	-	(9.4)	(0.6)	(0.3)	(0.3)	(8.2)
EBITDA impact of specific items	$(15.8)	$(1.2)	$(14.6)	$(89.7)	$(13.7)	$(37.7)	$(19.3)	$(19.0)

Segment EBITDA favourable (unfavourable) impact of specific items
Specialty printing papers	$(11.5)	$(0.5)	$(11.0)	$(47.2)	$(3.6)	$(17.6)	$(12.9)	$(13.1)
Newsprint	(4.1)	(0.5)	(3.6)	(19.3)	(3.9)	(7.7)	(4.0)	(3.7)
Pulp	(0.2)	(0.2)	-	(23.2)	(6.2)	(12.4)	(2.4)	(2.2)
Total	$(15.8)	$(1.2)	$(14.6)	$(89.7)	$(13.7)	$(37.7)	$(19.3)	$(19.0)
Segment EBITDA favourable (unfavourable) impact of restructuring and change-of-control costs only
Specialty printing papers	$(11.5)	$(0.5)	$(11.0)	$(42.2)	$(1.8)	$(14.4)	$(12.9)	$(13.1)
Newsprint	(4.1)	(0.5)	(3.6)	(12.9)	(0.4)	(4.8)	(4.0)	(3.7)
Pulp	(0.2)	(0.2)	-	(9.6)	0.2	(5.2)	(2.4)	(2.2)
Total	$(15.8)	$(1.2)	$(14.6)	$(64.7)	$(2.0)	$(24.4)	$(19.3)	$(19.0)
Curtailed production due to USW strike (000 tonnes)
Specialty printing papers	-	-	-	7.2	4.0	3.2	-	-
Newsprint	-	-	-	98.9	65.8	33.1	-	-
Pulp	-	-	-	54.7	26.8	27.9	-	-
Total	-	-	-	160.8	96.6	64.2	-	-

1	The impact of the USW strike is based on management estimates.

Reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items by quarter

(In millions of dollars and after-tax, except where otherwise stated)
	2008			2007
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Net earnings (loss) as reported	$(161.7)	$(124.3)	$(37.4)	$(31.6)	$12.4	$(18.6)	$0.2	$(25.6)
Specific items (after taxes):
Foreign exchange loss (gain) on long-term debt	15.1	1.0	14.1	(86.2)	(7.4)	(28.1)	(44.1)	(6.6)
Impairment and loss on disposal	101.0	101.0	-	4.9	-	4.9	-	-
Restructuring and change-of-control costs	10.9	0.8	10.1	42.7	1.4	16.1	12.7	12.5
USW strike impact	-	-	-	16.5	7.7	8.8	-	-
Financing related fees	-	-	-	0.8	-	-	0.8	-
Termination fee on closure of corrugating machine	(1.2)	(1.2)	-	-	-	-	-	-
Income tax adjustments	(8.6)	-	(8.6)	(36.4)	(35.0)	-	(1.4)	-
Net earnings (loss) before specific items	$(44.5)	$(22.7)	$(21.8)	$(89.3)	$(20.9)	$(16.9)	$(31.8)	$(19.7)
Net earnings (loss) per share (in dollars): As reported	$(0.56)	$(0.34)	$(0.17)	$(0.15)	$0.06	$(0.09)	$0.00	$(0.12)
Before specific items	$(0.15)	$(0.06)	$(0.10)	$(0.42)	$(0.10)	$(0.08)	$(0.15)	$(0.09)

The following reconciles free cash flow with cash provided by operating activities less cash used by investing activities:

(In millions)
	2008			2007
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash provided (used) by operating activities	$13.7	$28.5	$(14.8)	$(2.7)	$33.5	$(33.9)	$(3.3)	$1.0
Cash used by investing activities	(184.4)	(174.0)	(10.4)	(83.7)	(17.8)	(23.7)	(22.2)	(20.0)
Proceeds from the sale of property and other assets	-	0.1	(0.1)	(6.5)	(2.0)	(3.6)	(0.4)	(0.5)
Snowflake acquisition	169.5	169.5	-	-	-	-	-	-
Other investing activities	(1.4)	(6.4)	5.0	4.4	2.3	2.3	(0.4)	0.2
Non-cash working capital changes except change in taxes, interest and restructuring	(11.7)	(34.0)	22.3	(30.3)	(46.8)	35.4	(20.2)	1.3
Other	(0.8)	8.6	(9.4)	26.8	7.2	0.1	17.5	2.0
Free cash flow	$(15.1)	$(7.7)	$(7.4)	$(92.0)	$(23.6)	$(23.4)	$(29.0)	$(16.0)

The following shows management’s calculation of free cash flow:

(In millions)
	2008			2007
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

EBITDA	$41.6	$29.5	$12.1	$27.0	$15.1	$(0.3)	$(1.9)	$14.1
Cash interest paid, net	(34.5)	(17.1)	(17.4)	(67.8)	(15.1)	(17.9)	(17.3)	(17.5)
Capital expenditures	(16.3)	(10.8)	(5.5)	(85.8)	(17.5)	(25.0)	(23.0)	(20.3)
Income taxes paid	(0.5)	0.3	(0.8)	(0.5)	0.1	0.2	(0.2)	(0.6)
Pension expense, net of funding	(1.2)	(0.5)	(0.7)	(5.6)	(0.6)	(0.2)	(0.8)	(4.0)
Restructuring cost expense, net of disbursements	(4.2)	(9.1)	4.9	40.7	(5.6)	19.8	14.2	12.3
Free cash flow	$(15.1)	$(7.7)	$(7.4)	$(92.0)	$(23.6)	$(23.4)	$(29.0)	$(16.0)

8.0	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, estimates of the remaining economic lives of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts and income taxes based upon currently available information.  Actual results could differ from these estimates.  The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 49 to 53 of the Company’s 2007 Annual Report.  These have not materially changed since December 31, 2007.

9.0	CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted the following new pronouncements issued by the Canadian Institute of Chartered Accountants (“CICA”):

Section 1535, Capital Disclosures

Section 1535, Capital Disclosures, requires entities to provide additional disclosures relating to the Company’s objectives, policies, and processes for managing capital.

Section 3031, Inventories

Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories.  Significantly to the Company, the new recommendations require raw materials to be recorded at the lower of cost or net realizable value (“NRV”) with NRV determined on an as-converted-to-finished-goods basis for all raw materials to be used in the production of finished goods, allow the reversals of previous write-downs to NRV when there is a subsequent increase in the value of inventories, and include more detailed guidance on the classification of spare parts between inventories and capitalized equipment.  The Company has adopted this standard with a prospective application on January 1, 2008.  Upon adoption, the Company recorded a write-down of $3.8 million to opening raw materials inventory and adjusted its opening balances of retained earnings by $2.6 million, net of taxes.  In addition, the Company has reclassified $5.1 million of its maintenance spare parts from “Inventories” to “Property, plant and equipment”.

Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Section 3862, Financial Instruments – Disclosures, and section 3863 Financial Instruments – Presentation replaces section 3861 Financial Instruments – Disclosure and Presentation.  Section 3862 requires additional disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

10.0	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In February 2008, the CICA Accounting Standards Board confirmed the changeover to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is in the process of developing a plan for the conversion to IFRS.

11.0	RISKS AND UNCERTAINTIES

The Company produces and markets pulp and paper products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties.  These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan.  The Company provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of the Company’s risk and uncertainties can be found on pages 28 to 40 of the Company’s Q1, 2008 Quarterly Report.  Risks to the Company reported in the Q1, 2008 Quarterly Report include risks related to the integration and ongoing management of the Snowflake operation, cyclical nature of its business and fluctuations in product prices, exchange rate fluctuations, global competition, international sales, fluctuations in the cost and supply of wood fibre, capital structure, impact of losses incurred in recent periods which could affect ongoing operations if continued, labour disruptions, claims of aboriginal title and rights in Canada, increases in energy costs, environmental regulation, supply of certain raw materials, increases in capital and maintenance expenditures, periodic litigation, extending trade credit to customers, consumer boycotts or increases in costs due to chain-of-custody programs, insurance coverage limitations, mill locations in seismically active areas, post retirement plan obligations, and change in legal control of the Company.

Update on risks and uncertainties:

Labour Disruptions Could Have a Negative Impact on the Company’s Business

Approximately three quarters of the Company’s existing pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees (“COPE”) unions. Collective agreements with the CEP and PPWC unions expired in April 2008.  The negotiation of the new Collective Agreements is expected to be completed during the third quarter.  However, although the Company does not currently anticipate labour disruptions in its operations, if the Company is not able to negotiate an acceptable agreement with the CEP or PPWC this could result in a strike or work stoppage by the affected workers that could have a material adverse effect on the Company’s operations.  Renewal of agreements could result in higher wages or benefits paid to union members.

Increases in Energy Costs Could Have a Negative Impact on the Company’s Business

The Company is a significant consumer of electrical power.  The Company’s electricity supply agreements are provincially regulated, and historically pricing has been very stable. The regulatory commission of the British Columbia Hydro and Power Authority (“BC Hydro”), approved an increase of 1.64% over BC Hydro’s rate prior to July 2006, effective February 1, 2007 and charged an additional rate rider of 2% on all customer bills for the period February 1, 2007 to March 31, 2008.  During the fourth quarter of 2007, BC Hydro proposed rate adjustments for industrial customers under its Stepped Rates program.  Under the proposal, the Tier 2 rate would rise from $54.00 to $73.60 per megawatt hour to align with the most recent power purchase contracts from 2006, and will be accompanied by a proportionate downward adjustment of the Tier 1 rate.  These adjustments were implemented April 1, 2008.  For the BC Hydro fiscal year ending March 31, 2008, the Company did not consume any Tier 2 power.  BC Hydro has also proposed and has implemented on an interim basis April 1, 2008 a general increase of 6.56% for all customers, which will be partially offset by the reduction in Tier 1 and by a reduction to 0.5% in a separate Rate Rider component, all of which is subject to approval by the British Columbia Utilities Commission.  A further increase of 8.21% has been proposed for April 1, 2009.  While the final amount of the proposed increases is uncertain, the Company expects BC Hydro rate increases to be more significant in the future in response to a new British Columbia energy policy mandating self-sufficiency by 2016 and reflecting the higher cost of marginal resources.  The Company believes that British Columbia’s electricity rates will continue to be low relative to other regions in North America, although future changes in electricity prices could have a significant impact on the Company’s earnings.

12.0	SENSITIVITY ANALYSIS

The Company’s earnings are sensitive to fluctuations in:

Product price

The Company’s products are commodity-based and cyclical in nature.  As a result, earnings are sensitive to price changes, with the effect of price changes on specialty paper grades and newsprint being the greatest.

Foreign exchange

The Company’s products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar.  As a result, the Company is exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

The Company’s earnings could be significantly impacted by changes in prices and terms of energy supply contracts, as the Company is a significant consumer of electrical power, fossil fuels, and inputs whose pricing is highly correlated to energy costs.

Fibre

The Company’s supply of fibre is subject to market influences and has some degree of variability.  Fibre supply includes wood chips, logs, sawdust and ONP.

The Company’s annual EBITDA, net earnings and earnings per share are estimated to be impacted by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per-share amounts)	EBITDA [5]	Net earnings [1]	Earnings per share

Product prices [2]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$12	$8	$0.02
Newsprint	10	7	0.02
Pulp	6	4	0.01
Foreign exchange [3]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	$11	$8	$0.02
Energy cost sensitivity [4]
A 5% change in the price of:
Natural gas and oil – direct purchases	$3	$2	$0.01
Electricity – direct purchases	7	5	0.01
Coal	1	1	0.00
Fibre sensitivity [4]
A US$5 per unit change in the price of:
Wood chips and sawdust (Bdt)	$12	$9	$0.02
ONP (ST)	3	2	0.01

1      Based on an expected tax rate of 31%.
2      Based on full 2008 capacities.
3	Based on a movement from US$1.00 to US$1.01, and excludes the Company’s hedging program and the impact of the Company’s translation of U.S.-dollar-denominated debt.
4      Based on LTM to June 30, 2008 consumption levels.
5      EBITDA is a non-GAAP measure.  Refer to Section 7, “Non-GAAP Measures” for further details.

13.0	OUTLOOK

The Company has announced further price increases for most of the Company’s paper products, effective for July 1, 2008.  This should result in continued momentum in pricing in the third quarter. Despite potentially challenging demand conditions as a result of the U.S. economic slowdown, tight market supply in most grades is expected to support third quarter price increases.

Currency and general cost inflation continue as challenges and the benefits of higher prices and cost saving initiatives will be offset to some extent by these factors as well as by ongoing fibre shortages, and the introduction of a carbon tax in B.C. which is expected to cost approximately $3 million in the second half of 2008.  The Company expects to see an increased EBITDA contribution from its Snowflake acquisition in the balance of the year following the capital and maintenance work that negatively impacted its performance in Q2.

Fibre related production curtailment

Lumber markets are expected to remain weak through the balance of the year.  The severe decline in U.S. housing starts continued in the second quarter.   Single family starts were down over 40% from the previous year and are poised to fall beneath the low levels of the early 1990s.  There is no immediate improvement on the horizon as new and existing home inventories set new peaks, approaching one year’s supply of homes.   Housing starts in Japan also remain at record low levels.

Permanent closure of Elk Falls pulp mill

On July 7, 2008, the Company announced it would permanently close its sawdust pulp and white top linerboard operation at its Elk Falls mill effective November 30, 2008.  The decision to close the mill primarily reflects the severe impact of a permanent loss of traditional sawdust supply and will remove 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity.  Approximately 440 employees will be impacted by the closure with severance costs estimated to not exceed $21 million.

For the balance of the year, Elk Falls pulp mill is expected to curtail approximately 68,000 tonnes of pulp and white top linerboard production due to shortage of fibre and closure at the end of November.  The Company’s Crofton pulp operation is expected to curtail approximately 20,000 tonnes for the balance of the year due to fibre availability issues forecast for the fourth quarter.

Demand and pricing

Specialty printing paper markets are expected to be mixed for the balance of the year.  Coated mechanical markets have recently weakened and are expected to remain weaker with the exception of seasonal increases in the later part of the year.  The Company switched 8 days or approximately 5,000 tonnes of coated capacity to uncoated mechanical in early July due to this weaker coated mechanical market.  A US$60 per ton price increase on coated mechanical grades has been announced for July 1, 2008.  Uncoated mechanical markets are expected to strengthen due to tight supply and substitution from coated to uncoated paper grades.  A US$60 per ton price increase has been announced for July 1, 2008 for SC and high-bright grades.  For directory, demand is expected to be lower than 2007 levels.  However, a US$60 per ton price increase has been announced for July 1, 2008 for spot sales due to rising input costs and rising prices for other paper grades.

Newsprint markets are expected to remain tight through Q3, 2008, as previously announced capacity closures continue to keep operating rates high.  However, the downward consumption trend is expected to continue through the year, which could have a negative impact later in the year.  A US$60 per tonne price increase has been announced, to be phased in equally in US$20 per tonne instalments over July, August and September 2008.

Demand for NBSK pulp is expected to remain steady for the balance of the year. The Company anticipates pulp prices to remain relatively steady in the near term.

Linerboard markets are expected to remain balanced through 2008. Large industry suppliers have recently announced a price increase of US$55 per ton effective July 1, 2008.

Labour negotiations

Approximately three quarters of the Company’s pulp and paper mill employees are members of various local Unions.  Collective agreements with the CEP and PPWC unions expired in April 2008 and ongoing discussions are taking place at the local level.  At this time, the Company is not anticipating a work stoppage will result from 2008 labour negotiations.

Capital spending & other

Capital spending is expected to be approximately $45 million in 2008, including capital spending related to the recently acquired Snowflake mill.

14.0	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company did not make any significant changes in internal control over financial reporting during the most recent interim period ended June 30, 2008, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors.  The Board of Directors has read and approved this MD&A.  Through discussions with management, the Board of Directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

A summary of the Company’s regulatory requirements with respect to the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on pages 62 of the Company’s 2007 Annual Report.  There have been no significant changes to those requirements since December 2007.

15.0	OUTSTANDING SHARE DATA

At July 29, 2008, the Company had 381,753,490 common shares issued and outstanding.

Additional information about the Company including its most recent Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.